20003869

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~070254~~

8-70254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duane Street Capital BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Church Street, Suite 800
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian S. Connolly (646) 438-9282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

430 W 24th Street, Suite 1A, New York, NY 10011
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Brian S. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duane Street Capital BD LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Brian S. Connolly, Member

Title

Notary Public

JONES WING ON CHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6324921
Qualified in Queens County
My Commission Expires 06-24-2023

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Duane Street Capital BD LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duane Street Capital BD LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Duane Street Capital BD LLC's management. Our responsibility is to express an opinion on Duane Street Capital BD LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Duane Street Capital BD LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Duane Street Capital BD LLC's financial statements. The supplemental information is the responsibility of Duane Street Capital BD LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Duane Street Capital BD LLC's auditor since 2019.

Bethlehem, Pennsylvania

February 26, 2020

Duane Street Capital BD LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash in bank	$	132,260
Commissions Receivable		33,953
Prepaid Expenses		1,708
Total Assets		167,921
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable		27,162
Total Liabilities		27,162
Capital		
Member's Equity		140,759
Total Liabilities and Member's Equity	$	167,921

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2019

Revenues		
Commisions	$	180,024
Operating expenses:		
Commissions		107,894
Accounting		9,100
Regulatory fees		1,751
Complaince		5,250
Rent		1,710
Office		4,139
		129,844
Net Income	$	50,180

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

Balance, January 1, 2019	$	90,579
Net Income		50,180
Balance, December 31, 2019	$	140,759

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	50,180
Adjustment to reconcile net income to net cash provided by operating activities		
Increase in Commission Receivable		(33,953)
Increase in Prepaid Expenses		(1,708)
Increase in Accounts Payable		27,162
Net cash provided by operating activities		41,681
Cash, beginning of year		90,579
Cash, end of year	$	132,260

Duane Street Capital BD LLC
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2019

Capital		
Member's Equity	$	140,759
Non Allowable Assets		(35,661)
Net capital	$	105,098
Aggregate indebtedness	$	27,162
Computation of basic net capital requirement		
Minimum dollar net capital required	$	5,000
Minimum dollar net capital required (12.5 %) on Aggregate indebtedenss		3,395
Net capital requirement	$	5,000
Excess net capital	$	100,098
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	99,098
Percentage of aggregate indebtedness to net capital		25.84%

There was no difference between the net capital reported by the company in Part 11A of the focus report and these financial statements.

DUANE STREET CAPITAL BD LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. Nature of Business

Duane Street Capital BD LLC (the "Company") is a Limited Liability Company engaged in the business of introducing U.S. institutional investors to other U.S. or foreign broker/dealers, who will engage with these investors and facilitate trading in U.S. or foreign equity securities and U.S. Government Securities on their behalf. The Company has no risk in the eventual settlement of the trade. On April 2, 2019 the Company received membership approval from the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is wholly owned by Brian S. Connolly. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i)

2. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

3. Related Party Transactions

The Company has entered into a management agreement with its affiliated Company wherein it is agreed that the affiliated Company will provide managerial and administrative assistance. There is no current office lease at the present time. In 2019 the firm paid $3,510 for rent and administration fees. There is no balance due on December 31, 2019.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Significant Accounting Policies

Revenues

The Company is subject to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company earns commissions through commission sharing agreements. One broker/dealer executes its trades through a second broker/dealer which pays the Company a share of the revenue from those trades. Commission revenue and related expenses are recognized on trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the parties. There were no receivables from contracts with customers as of December 31, 2018.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires

that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800 %. At December 31, 2019, the Company's net capital of $105,098 was $100,098 in excess of its required net capital of $5,000. The Company's AI ratio to Net Capital was 25.84

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Duane Street Capital BD LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Duane Street Capital BD LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Duane Street Capital BD LLC stated that Duane Street Capital BD LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Duane Street Capital BD LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Duane Street Capital BD LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 26, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Duane Street Capital BD LLC

Exemption Report

Duane Street Capital BD LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Duane Street Capital BD LLC

I, Brian S. Connolly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian S. Connolly
Managing Member

February 26 2020